Exhibit 99.1

Westport Appoints Dan Sceli as Chief Executive Officer

Tony Guglielmin to step down as Interim CEO and
remain on Westport's Board of Directors

VANCOUVER, BC, Jan. 16, 2024 /CNW/ - Westport Fuel Systems Inc. ("Westport" of the "Company") (TSX: WPRT) (Nasdaq: WPRT) a leading supplier of advanced alternative fuel systems and components for the global transportation industry, today announced Dan Sceli as the Company's new Chief Executive Officer ("CEO") and a member of the Westport Board of Directors. Dan will join Westport as incoming CEO effective immediately, assuming the role from Tony Guglielmin who has supported Westport's leadership team as Interim CEO through this transition period.

Dan brings over three decades of experience, marked by exemplary leadership roles in the global automotive and manufacturing sectors. Known for his considerable operational expertise, he has a proven track record of driving profitable growth and enhancing productivity through adept utilization of technology and manufacturing excellence. In his most recent position as Board Member and CEO of Cadillac Products Automotive Company, an international leader in the plastics converting industry, he demonstrated visionary leadership, diversified the product portfolio, and successfully expanded into new markets. Prior to this, Dan spent 12 years as Chief Executive Officer at Peterson American Corporation, the largest privately held spring manufacturer in North America. His transformative leadership led the company through a significant strategic overhaul, resulting in sustainable growth and a significant increase in enterprise value. Dan began his career at The Woodbridge Group where he advanced to become a member of the core management team transforming the business from a single Canadian plant to a global organization with sixty plants and several joint ventures.

As an industry leader committed to affecting broader change, Dan held several key roles including Chairman and member of industry supplier associations Original Equipment Suppliers Association and Motor & Equipment Manufacturers Association, where he shaped industry standards and practices. As part of this work, Dan participated in high level discussions in Washington, D.C. focused on supporting the automotive industry during the 2008 financial crisis.

"Dan is an entrepreneurial leader. His experience building strategy and driving change and transformation in the automotive and manufacturing sectors along with his insight into the global OEM market position him as the optimal candidate to lead Westport's next stage of growth. His distinctive leadership approach, coupled with a proven track record in executing against a vision, strategic planning and operational excellence will position Westport to generate value for all stakeholders. The Board and I enthusiastically welcome Dan as our new CEO," said Dan Hancock, Chair of Westport's Board of Directors.

"I am privileged to join the Westport family as we navigate towards a future of strategic growth, operational excellence, and sustained value creation. Our focus on innovation while maintaining financial prudence aims to unlock opportunities and deliver strong returns as we continue to accelerate decarbonization by providing our customers with sustainable and affordable transportation solutions that address the global climate crisis," said Dan Sceli. "Thanks to the Board of Directors for their confidence. Over the past three decades I have consistently pursued excellence and I look forward to collaborating with the Westport leadership team to build on our successes and lead us into the next chapter."

Tony Guglielmin will continue as a member of the Westport Board of Directors.

About Westport Fuel Systems
At Westport, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport, we think ahead. For more information, visit www.wfsinc.com.

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SOURCE Westport Fuel Systems Inc.

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%CIK: 0001370416

For further information: Contacts: Westport Media Relations, NA T: +1 947-339-8097, EUROPE T: +39 337-144-8438, E: media@wfsinc.com; Westport Investor Relations, T: +1 604-718-2046, E: invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 06:00e 16-JAN-24